WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

19 July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

dlw 7/23

Encl.

PN/lf

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

Item no. 7 - Announcements on Adoption of New Share Option Scheme and Amendments to the Bye-Laws of the Company published in Hong Kong The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 31 May 2002

Item no. 8 - Further Announcement on Possible Discloseable Transactions published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 3 June 2002
- Announcements on Discloseable Transaction published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 3 July 2002

Item no. 9 - Notice of Board Meeting dated 22 April 2002

Item no. 12 - Circular for Discloseable Transaction

Item no. 16 - Annual Return dated 28 June 2002

Item no. 25 - Form F4 dated 20 March 2002 together with a special resolution passed on 15 March 2002
- Form F4 dated 10 June 2002 together with special resolutions passed on 30 May 2002

Item no. 26 Director's notice dated 10 May 2002 (RL)
Director's notice dated 30 May 2002 (RL)
Director's notice dated 13 June 2002 (RL)
Director's notice dated 17 June 2002 (MBL)
Director's notice dated 21 June 2002 (LWS)
Director's notice dated 4 July 2002 (SS)
Director's notice dated 4 July 2002 MBRL)
Director's notice dated 8 July 2002 (CML)
Director's notice dated 8 July 2002 (BST)

Item no. 27 - Board Minutes dated 4 June 2002

Item no. 28 - Board Minutes dated 29 June 2002

Item no. 29 - Minutes of Special General Meeting dated 30 May 2002

02 JUL 23 AM 10: 29

File No. 82-3990

Annex A to Letter to the SEC dated July 19, ~~199~~ 2002 of Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED

1. Title: Memorandum and Articles of Association

   Date: Upon incorporation

   Entity requiring item:

   Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). — N/A

2. Title: Annual Report

   Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting

   Entity requiring item:

   The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. — N/A

3. Title: Half Yearly Report and Preliminary Announcement

   Date: Within four months of the end of half year period

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Change in Registered Office or Principal Place of Business

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notifications of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately) see attached

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

N/A

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. see attached

17. Title: Prospectus

Date: As required

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. see attached

26. Other:

Title: Directors' Notice

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interests) see attached

27. Other:

Title: Granting of Share Options see attached

28. Other:

Title: Lapse of Share Options see attached

29. Other:

Title: Adoption of 2002 Share Option Scheme see attached

KMC00998.DOC

02 JUL 23

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The shareholders of the Company have approved the adoption of the New Share Option Scheme, the termination of the 2001 Share Option Scheme and the proposed amendments to the Bye-Laws at the SGM held on 30 May 2002.

Reference is made to the announcement of the Company dated 24 April 2002 (the "Announcement") and a circular dated 26 April 2002 regarding, inter alia, the adoption of the New Share Option Scheme, the termination of the 2001 Share Option Scheme and the amendments to the Bye-Laws. Unless otherwise defined, terms used herein shall have the meaning as in the Announcement.

The Board is pleased to announce that at the SGM held on 30 May 2002, the resolutions for approving the adoption of the New Share Options Scheme and the termination of the 2001 Share Option Scheme and the amendments to the Bye-Laws of the Company were duly passed by the shareholders of the Company. The New Share Option Scheme will come into effect upon the granting of listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme, by the Listing Committee of the Stock Exchange. The amendments to the Bye-Laws have come into effect immediately after the pass of the relevant resolutions.

By Order of the Board
Barry John BUTTIFANT
Managing Director

Hong Kong SAR, 30 May 2002

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

採納新購股權計劃
修訂公司細則

本公司股東已於二零零二年五月三十日舉行之股東特別大會上批准採納新購股權計劃、終止二零零一購股權計劃以及建議修訂公司細則。

謹提述本公司於二零零二年四月二十四日刊發之公佈(「該公佈」)以及二零零二年四月二十六日刊發之通函，其中乃有關採納新購股權計劃、終止二零零一購股權計劃以及修訂公司細則。除文義另有所指外，本公佈與該公佈所使用之詞彙具相同涵義。

董事會欣然公佈，本公司股東已於二零零二年五月三十日舉行之股東特別大會上，正式通過有關批准採納新購股權計劃及終止二零零一購股權計劃以及修訂公司細則之決議案。新購股權計劃將於聯交所上市委員會批准行使根據新購股權計劃而授出之購股權所附之認購權而予以配發及發行之任何新股份上市及及買賣後生效。細則之修訂已於通過有關決議案後即時生效。

承董事會命
Barry John BUTTIFANT
董事總經理

香港特別行政區，二零零二年五月三十日

* *僅供識別*

02 JUL 23 AM 10:22

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Further Announcement on Possible Discloseable Transactions

Further to the announcements dated 30th November, 2001 and 27th March, 2002, the date for finalisation and execution of the documents to implement the transactions contemplated under the Agreement (as defined below) has been further extended from 31st May 2002 to 30th June 2002.

On 30th November, 2001, the Company announced that it had entered into a conditional agreement (the "**Agreement**") with Mitsubishi Heavy Industries Limited ("**MHI**") in relation to the proposed purchase by MHI of the equity interest indirectly owned by the Company in MHI-Jinling Air Conditioners Company Limited ("**MJA**") in part settlement of debts owed to MHI. MJA is a joint venture established in the People's Republic of China of which the Company indirectly owned 24.5% of the equity interest. Further, the Agreement provides that the total remaining balance of an outstanding debt of approximately HK$131.1 million owed to MHI shall be rescheduled over a 15-year period. It was agreed under the Agreement that completion of all transactions under the Agreement would take place on or before 31st March, 2002, which was extended to 31st May, 2002 by a supplemental agreement dated 25th March, 2002.

On 31st May, 2002, the Company entered into a further supplemental agreement with MHI whereby the parties agreed to extend the date for finalising and execution of the documents to implement the transactions contemplated under the Agreement (the "**Documents**") to 30th June, 2002. The parties have now finalised the terms and conditions of the Documents which are being finalised and following which the relevant approvals from the PRC authorities are expected to follow shortly thereafter. It is now expected that all of these will be finalised during the month of June 2002. Further announcement will be made upon execution of a formal agreement relating to the transactions under the Agreement.

By order of the Board
Wo Kee Hong (Holdings) Limited
Phyllis NG
Company Secretary

Hong Kong, 31st May 2002

香港經濟日報 A9 2002年6月3日 星期一

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)

可能須予披露交易之進一步公佈

附加於二零零一年十一月三十一日及二零零二年三月二十七日之公佈，協議(定義見下文)落實交易之文件完成及簽署日期已由二零零二年五月三十一日順延至二零零二年六月三十日。

於二零零一年十一月三十日，本公司宣佈與三菱重工業株式會社(「三菱重工」)訂立有條件協議(「**協議**」)。協議乃有關三菱重工建議購入本公司間接擁有三菱重工金羚空調器有限公司(「**三菱重工金羚**」)之股權，作為償還部份本公司欠負三菱重工之債項。三菱重工金羚乃於中華人民共和國註冊成立之合營企業，並本公司間接擁有其24.5%股權。此外，協議規定，本公司欠負三菱重工為數約131,100,000港元之未償還債項餘款總額將重新安排於一段15年期間內清償。根據協議，已協定協議項下之所有交易將於二零零二年三月三十一日或之前完成。而該日期已按二零零二年三月二十五日之補充協議順延至二零零二年五月三十一日。

於二零零二年五月三十日，本公司與三菱重工訂立進一步之補充協議，據此，各訂約方已同意將協議落實交易之文件(「文件」)完成及簽署日期順延至二零零二年六月三十日。各訂約方已完成文件中之條文並預期短期內可得到中華人民共和國有關部門之批核，預期在二零零二年六月內將可完成所有程序。本公司將在有關協議項下交易之正式協議簽訂後再作公佈。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零二年五月三十一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

On 28 June 2002, the Company and MHI have entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI by way of :

- the transfer of 24.5% of the equity interest in MJA by Metro Global to MHI for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million); and
- the repayment of the Outstanding Balance by way of a loan for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) for a term of fifteen years with the principal amount bearing interest at the rate of 2.5% per annum and repayable in ten equal half yearly instalments commencing from 30 June 2012.

The Transfer will enable the Group to realise a capital gain via the sale of its investment in MJA, of approximately HK$11.4 million with reference to the audited balance sheet of the Group as at 31 December 2001. The gearing of the Group will also be improved by 24.5% as a result of the Settlement.

The Transfer constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing information on the Settlement, including the Transfer, will be sent to shareholders of the Company as soon as practicable.

INTRODUCTION

Reference is made to the announcements of the Company dated 30 November 2001, 27 March 2002 and 31 May 2002 respectively.

On 28 June 2002, the Company and MHI have entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI by way of :

- the transfer of 24.5% of the equity interest in MJA by Metro Global to MHI for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million); and
- the repayment of the Outstanding Balance by way of a loan from MHI to WKHL for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) for a term of fifteen years with the principal amount bearing interest at the rate of 2.5% per annum and repayable in ten equal half yearly instalments commencing from 30 June 2012.

THE SETTLEMENT

Deed of Settlement

Date : 28 June 2002

Parties :
(1) MHI, a company incorporated in Japan principally engaged in the business of manufacturing of electronic products for domestic and industrial use. MHI is an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;
(2) WKHL, an wholly owned subsidiary of the Company which owes the Debt to MHI;
(3) Stoneycroft and Ever Rising, both of which are wholly owned subsidiaries of the Company as Chargors;
(4) Metro Global, an wholly owned subsidiary of the Company as the seller of the Sale Equity Interest; and
(5) the Company

Terms of Settlement : the debt in the amount of US$26,247,346.27 (equivalent to HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL (including interest therein up to and including 30 June 2002) will be settled by way of :
(1) the transfer of the Sale Equity Interest from Metro Global to MHI; and
(2) the repayment of the Outstanding Balance by way of the Loan

Transfer of Sale Equity Interest

Pursuant to the Deed of Settlement, Metro Global will transfer 24.5% of the equity interest in MJA for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million) as partial settlement of the Debt. The Consideration is determined after arm's length negotiation between the parties by reference to a valuation of 49% interest in MJA by an independent valuer as at 30 June 2001. The Consideration will be set off against the Debt as partial settlement of the Debt.

MJA is a sino-foreign equity joint venture established in the PRC principally engaged in manufacturing air conditioners. MJA is presently directly owned as to 51% by MHI and as to 49% by Jinling Electrical Company Ltd. ("**JLE**"). JLE is a sino-foreign equity joint venture established in the PRC and is presently owned as to 50% by each of Metro Global and 江門市洗衣機廠 (Jiangmen Washing Machine Factory) ("**Jiangmen Washing Machine**"). Accordingly, each of the Company (through Metro Global) and Jiangmen Washing Machine is presently indirectly interested in 24.5% of the equity interest in MJA. Jiangmen Washing Machine is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company and its subsidiaries and their respective associates. Upon completion of the Transfer of the Sale Equity Interest, MHI will directly hold

Completion

Pursuant to the Deed of Settlement, completion of the Settlement shall take place on or before 31 July 2002. In the event that any of the conditions precedent as set out in the Deed of Settlement cannot be delivered or performed and are not waived by the MHI on or before 31 July 2002, the completion date shall be extended to 30 November 2002 automatically.

BENEFIT OF THE TRANSACTIONS

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products.

Upon completion of the Transfer, the original short-term debt due to MHI on 31 December 2001 for the sum of HK$135.0 million shall be reduced to HK$63.1 million. The balance of such short-term debt shall be consolidated with an unsecured trading debt of HK$68.4 million due to MHI by the Group which according to previous agreement with MHI, is repayable by monthly instalments up to 30 June 2009. The aggregate amount shall then be repaid by the Loan, which in turn is repayable in accordance with the terms of the Loan Agreement. The gearing of the Group will also be improved by 24.5% from 108.2% to 83.7% as a result of the Settlement (with reference to the audited balance sheet of the Group as at 31 December 2001). Furthermore, upon completion of the Settlement contemplated under the Deed of Settlement, the current liability of the Group will be significantly ease and the total debt and liquidity position of Group will be improved as a whole.

The Transfer will enable the Group to realise a capital gain via the sale of its investment in MJA, in an amount of approximately HK$11.4 million by reference to the value of the Group's 24.5% equity interest in MJA as stated in the audited balance sheet of the Group as at 31 December 2001. The unaudited net asset value of MJA as at 31 May 2002 was RMB274,451,000 (equivalent to approximately HK$259.2 million). The audited profit of MJA before and after tax for the two years ended 31 December 2001 are as follows:

	For the year ended 31 December 2000	For the year ended 31 December 2001
Audited profit before tax	RMB59,512,000 (equivalent to approximately HK$56.2 million)	RMB3,543,000 (equivalent to approximately HK$3.3 million)
Audited profit after tax	RMB51,581,000 (equivalent to approximately HK$48.7 million)	RMB3,543,000 (equivalent to approximately HK$3.3 million)

Taking into consideration the financial position of the Group and the financial benefits which are expected to accrue to the Group as a result of the Settlement, the Directors consider that as far as the shareholders of the Company are concerned, the terms of the Settlement and the transactions contemplated thereunder are fair and reasonable and in the best interest of the Group.

GENERAL

The Company considers that the Deed of Settlement constitutes a discloseable transaction for the Company pursuant to Chapter 14 of the Listing Rules. A circular giving details of the Deed of Settlement will be dispatched to the shareholders of the Company in due course.

DEFINITIONS

"associates"	has the meaning ascribed thereto in the Listing Rules;
"Chargors"	Stoneycroft and Ever Rising;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Consideration"	the consideration for the transfer of the Sale Equity Interest in the amount of US$9,207,656.89 (equivalent to approximately HK$71.9 million);
"Debt"	the amount of US$26,247,346.27 (equivalent to HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL (including interest therein up to and including 30 June

(1) the transfer of the Sale Equity Interest from Metro Global to MHI; and

(2) the repayment of the Outstanding Balance by way of the Loan

Transfer of Sale Equity Interest

Pursuant to the Deed of Settlement, Metro Global will transfer 24.5% of the equity interest in MJA for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million) as partial settlement of the Debt. The Consideration is determined after arm's length negotiation between the parties by reference to a valuation of 49% interest in MJA by an independent valuer as at 30 June 2001. The Consideration will be set off against the Debt as partial settlement of the Debt.

MJA is a sino-foreign equity joint venture established in the PRC principally engaged in manufacturing air conditioners. MJA is presently directly owned as to 51% by MHI and as to 49% by Jinling Electrical Company Ltd. (**"JLE"**). JLE is a sino-foreign equity joint venture established in the PRC and is presently owned as to 50% by each of Metro Global and 江門市洗衣機廠 (Jiangmen Washing Machine Factory) (**"Jiangmen Washing Machine"**). Accordingly, each of the Company (through Metro Global) and Jiangmen Washing Machine is presently indirectly interested in 24.5% of the equity interest in MJA. Jiangmen Washing Machine is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company and its subsidiaries and their respective associates. Upon completion of the Transfer of the Sale Equity Interest, MHI will directly hold 75.5% of the equity interest of MJA and Jiangmen Washing Machine will directly hold the remaining 24.5% of the equity interest in MJA. The Group will not have any interest in MJA.

The following is the shareholding structure of MJA before and after completion of the Transfer :

Shareholding structure of MJA before completion of the Transfer:


Metro Global
Jiangmen Washing Machine
50%
50%
JLE
MHI
49%
51%
MJA

Shareholding structure of MJA after completion of the Transfer:


Jiangmen Washing Machine
MHI
24.5%
75.5%
MJA

The Loan

Upon completion of the Transfer, WKHL will still owe an amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) to MHI. The Outstanding Balance will be settled by way of a loan for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) from MHI to WKHL, the principal terms of which are as follows :

(a) the Loan is for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million);

(b) the term of the Loan is 15 years from the date of the completion of the Transfer;

(c) the Loan shall be repaid by 10 equal half yearly instalments commencing from 30 June 2012;

(d) the outstanding principal amount of the Loan bears interest at the rate of 2.5% per annum and shall be payable on 31 December of each year;

Security

On 28 June 2002, the date of the Deed of Settlement, the Chargors have executed the Deeds of Charge in respect of the Property in favour of MHI as security for the Debt. The charges over the Property will be discharged upon full repayment of the Loan.

Conditions

The transactions contemplated in the Deed of Settlement are conditional upon the delivery of the following documents to MHI:

(a) (i) the approval certificate of The Ministry of Foreign Trade and Economic Co-operation of Jiangmen City for the transfer of the Sale Equity Interest to MHI; (ii) a copy of the business licence of MJA; and (iii) a copy of the record of the State Administration of Industry and Commerce of Jiangmen City (**"SAIC"**) or a statement from, a lawyer on the laws of the People's Republic of China confirming the registration by SAIC of MHI as the owner of 75.5% equity interest in MJA;

(b) certified copy of the board resolutions of WKHL approving and authorising the execution and performance of the Deed of Settlement, the Loan Agreement and the Deeds of Charge;

(c) certified copy of the board resolutions of the Company approving and authorising the execution and performance of the Deed of Settlement, the Loan Agreement and the Deeds of Charge;

(d) a certificate signed by a duly authorised officer of WKHL, the Company, Metro Global and the Chargors that the representations and warranties as set out in the Deed of Settlement remain true and accurate and that each of WKHL, the Company and the Chargors have performed their respective obligations under the Deed of Settlement;

(e) the title deeds of the Property;

(f) evidence of registration of each of the Deeds of Charge with the Hong Kong Companies Registry.

a result of the Settlement, the Directors consider that as far as the shareholders of the Company are concerned, the terms of the Settlement and the transactions contemplated thereunder are fair and reasonable and in the best interest of the Group.

GENERAL

The Company considers that the Deed of Settlement constitutes a discloseable transaction for the Company pursuant to Chapter 14 of the Listing Rules. A circular giving details of the Deed of Settlement will be dispatched to the shareholders of the Company in due course.

DEFINITIONS

"associates"	has the meaning ascribed thereto in the Listing Rules;
"Chargors"	Stoneycroft and Ever Rising;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Consideration"	the consideration for the transfer of the Sale Equity Interest in the amount of US$9,207,656.89 (equivalent to approximately HK$71.9 million);
"Debt"	the amount of US$26,247,346.27 (equivalent to HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL (including interest therein up to and including 30 June 2002);
"Deeds of Charge"	(i) a deed of charge dated 28 June 2002 entered into among Stoneycroft as chargor, MHI as the chargee and the Company in respect of car parking spaces and Block A on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong; and (ii) a deed of charge dated 28 June 2002 entered into among Ever Rising as chargor, MHI as the chargee and the Company in respect of Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Deed of Settlement"	the deed of settlement dated 28 June 2002 and entered into among MHI, WKHL, Stoneycroft, Ever Rising, Metro Global and the Company in relation to the settlement of the Debt;
"Directors"	the directors, including independent non-executive directors, of the Company;
"Ever Rising"	Ever Rising Investments Limited, a company incorporated in Hong Kong with limited liability and an wholly owned subsidiary of the Company;
"Group"	the Company together with its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Loan"	the loan for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million) to be lent by MHI to WKHL pursuant to the Loan Agreement in accordance with the terms of the Deed of Settlement;
"Loan Agreement"	the agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of the Loan;
"MHI"	Mitsubishi Heavy Industries Limited, a company incorporated in Japan;
"MJA"	MHI-Jinling Air Conditioners Company Limited (三菱重工金羚空調器有限公司), a sino-foreign joint venture established in the PRC of which the Company presently indirectly holds 24.5% of the equity interest and upon completion of the Transfer, will not hold any interest;
"Metro Global"	Metro Global Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of the Company;
"Outstanding Balance"	an amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) due from WKHL to MHI upon completion of the Transfer;
"PRC"	the People's Republic of China;
"Property"	the car parking spaces and Block A on 2nd Floor and Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Equity Interest"	the 24.5% of the equity interest in MJA to be transferred by Metro Global to MHI pursuant to the Transfer;
"Settlement"	the settlement of the Debt due from WKHL to MHI pursuant to the terms of the Deed of Settlement;
"Stoneycroft"	Stoneycroft Estates Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer"	the transfer of the Sale Equity Interest from Metro Global to MHI in accordance with the terms of the Deed of Settlement in partial settlement of the Debt;
"WKHL"	Wo Kee Hong Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of the Company;
"US$	United States Dollars, the lawful currency of the United States of America.

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 2 July 2002

In this announcement, the following exchange rates are adopted:
US$1.00 is equivalent to HK$7.8038
RMB1.00 is equivalent to HK$0.9443

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

須予披露交易

於二零零二年六月二十八日，本公司及三菱重工就以下列方式清償和記電業欠負三菱重工之債項而訂立清償債項契據：

- Metro Global向三菱重工以代價9,207,656.89美元（相等於約71,900,000港元）轉讓於三菱重工金羚之24.5%權益；及
- 以貸款17,039,689.38美元（相等於約133,000,000港元）償還未償還結餘，貸款為期15年，利息按本金額以年息2.5%計算，並分十期每半年還款一次，由二零一二年六月三十日開始還款。

轉讓將可讓本集團透過出售其於三菱重工金羚之投資而變現資本收益約11,400,000港元（參照本集團於二零零一年十二月三十一日經審核資產負債表所載）。本集團之資產與負債比率將因清償債項而改善24.5%。

轉讓構成本公司根據上市規則之一項須予披露交易。載有清償債項（包括轉讓）之通函將盡快寄發予股東。

緒言

謹提述本公司分別於二零零一年十一月三十日、二零零二年三月二十七日及二零零二年五月三十一日刊發之公佈。

於二零零二年六月二十八日，本公司及三菱重工就以下列方式清償和記電業欠負三菱重工之債項而訂立清償債項契據：

- Metro Global向三菱重工以代價9,207,656.89美元（相等於約71,900,000港元）轉讓於三菱重工金羚之24.5%權益；及
- 以三菱重工向和記電業貸款17,039,689.38美元（相等於約133,000,000港元）償還未償還結餘，貸款為期15年，利息按本金額以年息2.5%計算，並分十期每半年還款一次，由二零一二年六月三十日開始還款。

清償債項

清償債項契據

日期：二零零二年六月二十八日

訂約方：
(1) 三菱重工，一間在日本註冊成立之公司，主要從事製造電子產品業務，以供家居及工業用途。三菱重工為獨立第三者，與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士概無關連；
(2) 和記電業，本公司一間全資附屬公司，欠負三菱重工債項；
(3) Stoneycroft及Ever Rising，兩者均為本公司之全資附屬公司，均為押記人；
(4) Metro Global，本公司之全資附屬公司，為待售股權之賣方；及
(5) 本公司。

清償債項條款：和記電業就三菱重工向和記電業提供之貨品而欠負三菱重工之債項26,247,346.27美元（相等於約204,829,040.82港元）（連同計至二零零二年六月三十日（包括該日）止之利息）將以下列形式清償：
(1) Metro Global向三菱重工轉讓待售股權；及
(2) 以貸款方式清償未償還結餘。

轉讓待售股權

根據清償債項契據，Metro Global將以代價9,207,656.89美元（相等於約71,900,000港元）轉讓於三菱重工金羚之24.5%股權，以清償部份債項。代價經訂約方公平磋商釐定，並已參考獨立估值師對三菱重工金羚之49%權益於二零零一年六月三十日之估值。代價將抵銷債項，以清償部份債項。

三菱重工金羚為一間在中國成立之中外合資企業，主要從事製造冷氣機。三菱重工金羚目前由三菱重工擁有51%及金羚電器有限公司（「金羚電器」）擁有49%。金羚電器為於中國成立之一間中外合資經營企業，目前由Metro Global及江門市洗衣機廠（「江門洗衣機廠」）各擁有50%。因此本公司（透過Metro Global）及江門洗衣機廠間接擁有三菱重工金羚各24.5%股權。江門洗衣機廠為獨立第三者，與本公司及其附屬公司之董事、主要行政人員或主要股東以及彼等各自之聯繫人士概無關連。於完成轉讓待售股權後，三菱重工將直接持有三菱重工金羚75.5%股權，而江門洗衣機廠則直接持有餘下24.5%股權。本集團將不會於三菱重工金羚擁有任何權益。

以下為完成轉讓前及後三菱重工金羚之股權結構：

三菱重工金羚於完成轉讓前之股權結構：


Metro Global
江門洗衣機廠
50%
50%
金羚電器
三菱重工
49%
51%
三菱重工金羚

三菱重工金羚於完成轉讓後之股權結構：


江門洗衣機廠
三菱重工
24.5%
75.5%
三菱重工金羚

貸款

於完成轉讓後，和記電業將仍欠負三菱重工17,039,689.38美元（相等於約133,000,000港元）。未償還結餘將透過三菱重工向和記電業提供17,039,689.38美元（相等於約133,000,000港元）之貸款而清付，有關之主要條款如下：

(a) 貸款本金額為17,039,689.38美元（相等於約133,000,000港元）；
(b) 貸款年期為15年，由完成轉讓起計；
(c) 貸款將由二零一二年六月三十日起，分十期每半年清償一次；
(d) 貸款內未清償之本金額按年息率2.5%計算利息，並須於每年十二月三十一日清償。

抵押

於二零零二年六月二十八日（即清償債項契據之日），押記人已向三菱重工簽立有關物業之押記契據，作為債項之抵押品。有關物業之抵押，將於悉數償還貸款後解除。

條件

清償債項契據所述之交易，須待向三菱重工交付下列文件後方可作實：

條件

清償債項契據所述之交易，須待向三菱重工交付下列文件後方可作實：

(a) (i) 江門市對外經濟貿易委員會就轉讓待售股權予三菱重工而發出之批准證書；(ii)三菱重工金菱之營業執照副本；及(iii)江門市工商行政管理局之記錄副本或中華人民共和國法律認可之律師發出之聲明，確認江門市工商行政管理局將三菱重工登記為擁有三菱重工金羚75.5%股權之擁有人；

(b) 經核證之和記電業董事會決議案副本，批准及授權簽立及履行清償債項契據、貸款協議及押記契據；

(c) 經核證之本公司董事會決議案副本，批准及授權簽立及履行清償債項契據、貸款協議及押記契據；

(d) 和記電業、本公司、Metro Global及押記人正式授權代表簽署之證書，列明清償債項契據所載之陳述及保證仍屬真確，而和記電業、本公司及押記人已履行其各自根據清償債項契據之責任；

(e) 物業之業權契據；

(f) 各項押記契據在香港公司註冊處之註冊證明。

完成

根據清償債項契據，清償債項須於二零零二年七月三十一日或之前完成。倘清償債項契據所載之任何先決條件未於二零零二年七月三十一日或之前達成或履行或獲三菱重工豁免，則完成日期將自動延至二零零二年十一月三十日。

交易之優點

本集團之主要業務為進口、推廣及分銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

於完成轉讓後，於二零零一年十二月三十一日欠負三菱重工原短期債項135,000,000港元，將減少至63,100,000港元。該短期債項結餘將根據之前與三菱重工達成之協議與一項本集團欠負三菱重工之無抵押貿易債項68,400,000港元(原定於於二零零九年六月三十日前分期清償)合併。該筆款項總額將由貸款清償，而貸款將根據貸款協議之條款清償。本集團之資產與負債比率將因清償債項而改善24.5%，由108.2%變成83.7%(參照本集團於二零零一年十二月三十一日經審核資產負債表)。此外，於根據清償債項契據完成清償債項後，本集團之流動負債將大幅減少，而本集團整體之債項總額及流動資金狀況將有所改善。

轉讓將可讓本集團透過出售其於三菱重工金羚之投資而變現資本收益約11,400,000港元(參照本集團於二零零一年十二月三十一日經審核資產負債表所載本集團於三菱重工金羚之24.5%股權價值)。三菱重工金羚於二零零二年五月三十一日之未經審核資產淨值為人民幣274,451,000元(相當於約259,200,000港元)。三菱重工金羚於截至二零零一年十二月三十一日止兩個年度之除稅前及後之經審核溢利如下：

	截至二零零零年十二月三十一日止年度	截至二零零一年十二月三十一日止年度
除稅前經審核溢利	人民幣59,512,000元(相等於約56,200,000港元)	人民幣3,543,000元(相等於約3,300,000港元)
除稅後經審核溢利	人民幣51,581,000元(相等於約48,700,000港元)	人民幣3,543,000元(相等於約3,300,000港元)

經計及本集團之財務狀況及預期本集團因清償債項所獲得之財政利益後，董事認為清償債項之條款以及其中所述之交易對本公司股東而言，屬公平合理，且符合本集團最佳利益。

一般事項

本公司認為清償債項契據根據上市規則第14章構成本公司一項須予披露交易。載有清償債項契據詳情之通函，將盡快寄發予股東。

釋義

「聯繫人士」	指	上市規則所賦予之涵義；
「押記人」	指	Stoneycroft及Ever Rising；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市；
「代價」	指	就轉讓待售股權之代價，金額為9,207,656.89美元(相當於約71,900,000港元)
「債項」	指	和記電業就三菱重工向和記電業提供之貨品而欠負三菱重工26,247,346.27美元(相等於約204,829,040.82港元)(包括截至二零零二年六月三十日(包括該日)止之應計利息)；
「押記契據」	指	(i)Stoneycroft(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就位於香港新界葵涌青山公路585-609號和記行大廈2樓A座及停車位而訂立之押記契據；及(ii)Ever Rising(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就位於香港新界葵涌青山公路585-609號和記行大廈2樓B座而訂立之押記契據；
「清償債項契據」	指	三菱重工、和記電業、Stoneycroft、Ever Rising、Metro Global及本公司於二零零二年六月二十八日就清償債項而訂立之清償債項契據；
「董事」	指	本公司董事，包括獨立非執行董事；
「Ever Rising」	指	Ever Rising Investments Limited，一間於香港註冊成立之有限公司，並為本公司之全資附屬公司；
「本集團」	指	本公司連同其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「貸款」	指	根據貸款協議而按清償契據之條款而將由三菱重工借予和記電業本金為17,039,689.38美元(相等於約133,000,000港元)之貸款；
「貸款協議」	指	就有關貸款而於二零零二年六月二十八日由三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)而訂立之協議；
「三菱重工」	指	三菱重工業株式會社，於日本註冊成立之有限公司；
「三菱重工金羚」	指	三菱重工金羚空調器有限公司，一間於中國成立之中外合營公司，本公司目前間接擁有其24.5%權益，而於轉讓完成後將不會持有任何權益；
「Metro Global」	指	Metro Global Limited，一間於香港註冊成立之有限公司，為本公司之全資附屬公司；
「未償還結餘」	指	於完成轉讓時和記電業欠負三菱重工之款項17,039,689.38美元(相等於約133,000,000港元)；
「中國」	指	中華人民共和國；
「物業」	指	位於香港新界葵涌青山公路585-609號和記行大廈停車位以及2樓A座及2樓B座；
「人民幣」	指	中國法定貨幣人民幣；
「待售股權」	指	根據轉讓，Metro Global向三菱重工轉讓三菱重工金羚24.5%之權益；
「清償債項」	指	和記電業根據清償債項契據之條款清償欠負三菱重工之債項；
「Stoneycroft」	指	Stoneycroft Estates Limited，一間於香港註冊成立之有限公司，為本公司之全資附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「轉讓」	指	Metro Global根據清償債項契據之條款向三菱重工轉讓待售股權以清償部份債項；
「和記電業」	指	和記電業有限公司，一間於香港註冊成立之有限公司，並為本公司之全資附屬公司；
「美元」	指	美國法定貨幣美元。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零二年七月二日

本公佈採納下列匯率：
1美元等於7.8038港元
人民幣1元等於0.9443港元

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in WO KEE HONG (HOLDINGS) LIMITED you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

SETTLEMENT OF DEBT DUE TO MITSUBISHI HEAVY INDUSTRIES LIMITED, INCLUDING DISPOSAL OF AN INTEREST IN MHI-JINLING AIR CONDITIONERS COMPANY LIMITED

* *For identification only*

18 July 2002

CONTENTS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"Associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Chargors"	Stoneycroft and Ever Rising;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Debt"	the amount of US$26,247,346.27 (equivalent to HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL (including interest therein up to and including 30 June 2002);
"Deeds of Charge"	(i) a deed of charge dated 28 June 2002 entered into among Stoneycroft as chargor, MHI as the chargee and the Company in respect of car parking spaces and Block A on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong; and (ii) a deed of charge dated 28 June 2002 entered into among Ever Rising as chargor, MHI as the chargee and the Company in respect of Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Deed of Settlement"	the deed of settlement dated 28 June 2002 and entered into among MHI, WKHL, Stoneycroft, Ever Rising, Metro Global and the Company in relation to the settlement of the Debt;
"Directors"	the directors, including independent non-executive directors, of the Company;

"Ever Rising"	Ever Rising Investments Limited, a company incorporated in Hong Kong with limited liability and an wholly owned subsidiary of the Company;
"Group"	the Company together with its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"JLE"	Jinling Electrical Company Ltd., a sino-foreign equity joint venture established in the PRC and as at the date of this circular is owned as to 50% by each of Metro Global and Jiangmen Washing Machine;
"Jiangmen Washing Machine"	江門市洗衣機廠 (Jiangmen Washing Machine Factory), the PRC joint venture partner of JLE and an independent third party not connected the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective Associates;
"Latest Practicable Date"	17 July 2002, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Loan"	the loan for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million) to be lent by MHI to WKHL pursuant to the Loan Agreement in accordance with the terms of the Deed of Settlement;
"Loan Agreement"	the agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of the Loan;

"MHI"	Mitsubishi Heavy Industries Limited, a company incorporated in Japan;
"MJA"	MHI-Jinling Air Conditioners Company Limited (三菱重工金羚空調器有限公司), a sino-foreign joint venture established in the PRC of which the Company presently indirectly holds 24.5% of the equity interest. Upon completion of the Transfer, it will be held as to 75.5% by MHI and as to 24.5% by Jiangmen Washing Machine and the Company will not hold any interest therein;
"Metro Global"	Metro Global Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company;
"Options"	options to subscribe for Shares granted pursuant to the share option schemes of the Company adopted on 22 June 1991, 28 June 2001 and 30 May 2002 respectively;
"Outstanding Balance"	an amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) due from WKHL to MHI upon completion of the Transfer;
"PRC"	the People's Republic of China;
"Property"	the car parking spaces and Block A on 2nd Floor and Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong);
"Sale Equity Interest"	the 24.5% of the equity interest in MJA to be transferred by Metro Global to MHI pursuant to the Transfer;

"Settlement"	the settlement of the Debt due from WKHL to MHI pursuant to the terms of the Deed of Settlement;
"Shares"	shares of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	registered holder(s) of Shares;
"Stoneycroft"	Stoneycroft Estates Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer"	the transfer of the Sale Equity Interest from Metro Global to MHI in accordance with the terms of the Deed of Settlement in partial settlement of the Debt;
"WKHL"	Wo Kee Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company; and
"US$"	United States Dollars, the lawful currency of the United States of America.

In this circular, the following exchange rates are adopted:
US$1.00 = HK$7.8038
RMB1.00 = HK$0.9443

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Chairman)*
Richard Man Fai LEE
(Vice Chairman & Chief Executive Officer)
Barry John BUTTIFANT *(Managing Director)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-executive Director:
Kam Har YUE

Independent non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office in Hong Kong:
5th Floor
Loke Yew Building
50-52 Queen's Road Central
Hong Kong

18 July 2002

To the Shareholders and, for information only, holders of Options

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

SETTLEMENT OF DEBT DUE TO MITSUBISHI HEAVY INDUSTRIES LIMITED, INCLUDING DISPOSAL OF AN INTEREST IN MHI-JINLING AIR CONDITIONERS COMPANY LIMITED

INTRODUCTION

Further to the announcements of the Company dated 30 November 2001, 27 March 2002 and 31 May 2002 respectively, it was announced on 3 July 2002 in an announcement dated 2 July 2002 that on 28 June 2002, the Company and MHI have entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI by way of:

* *For identification only*

- the transfer of 24.5% of the equity interest in MJA by Metro Global to MHI for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million); and

- the repayment of the Outstanding Balance by way of a loan from MHI to WKHL for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) for a term of fifteen years with the principal amount bearing interest at the rate of 2.5% per annum and repayable in ten equal half yearly installments commencing from 30 June 2012.

The Transfer constitutes a discloseable transaction for the Company under the Listing Rules.

The purpose of this circular is to provide the Shareholders with further information of the Settlement, including the Transfer.

THE SETTLEMENT

Deed of Settlement

Date : 28 June 2002

Parties : (1) MHI, a company incorporated in Japan principally engaged in the business of manufacturing of electronic products for domestic and industrial use. MHI is an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective Associates;

(2) WKHL, an wholly owned subsidiary of the Company which owes the Debt to MHI;

(3) Stoneycroft and Ever Rising, both of which are wholly owned subsidiaries of the Company as Chargors;

(4) Metro Global, an wholly owned subsidiary of the Company as the seller of the Sale Equity Interest; and

(5) the Company

Terms of Settlement	:	the debt in the amount of US$26,247,346.27 (equivalent to HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL (including interest therein up to and including 30 June 2002) will be settled by way of : (1) the transfer of the Sale Equity Interest from Metro Global to MHI; and (2) the repayment of the Outstanding Balance by way of the Loan

Transfer of Sale Equity Interest

Pursuant to the Deed of Settlement, Metro Global will transfer 24.5% of the equity interest in MJA for a consideration of US$9,207,656.89 (equivalent to approximately HK$71.9 million) as partial settlement of the Debt. The Consideration is determined after arm's length negotiation between the parties by reference to a valuation of 49% interest in MJA at 30 June 2001 by Deloitte Touche Tohmatsu, an independent valuer, appointed by the Company in agreement with MHI. The Consideration will be set off against the Debt as partial settlement of the Debt.

MJA is a sino-foreign equity joint venture established in the PRC principally engaged in manufacturing of air conditioners. MJA is presently directly owned as to 51% by MHI and as to 49% by JLE. JLE is a sino-foreign equity joint venture established in the PRC and is presently owned as to 50% by each of Metro Global and Jiangmen Washing Machine. Accordingly, each of the Company (through Metro Global) and Jiangmen Washing Machine is presently indirectly interested in 24.5% of the equity interest in MJA. Jiangmen Washing Machine Factory is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company and its subsidiaries and their respective Associates. Upon completion of the Transfer of the Sale Equity Interest, MHI will directly hold 75.5% of the equity interest of MJA, Jiangmen Washing Machine will directly hold the remaining 24.5% of the equity interest in MJA and the Group will not have any interest in MJA.

The following is the shareholding structure of MJA before and after completion of the Transfer :

Shareholding structure of MJA before completion of the Transfer:


Metro Global
Jiangmen Washing Machine
50%
50%
JLE
MHI
49%
51%
MJA

Shareholding structure of MJA after completion of the Transfer:


Jiangmen Washing Machine
MHI
24.5%
75.5%
MJA

The Loan

Upon completion of the Transfer, WKHL will still owe an amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) to MHI. The Outstanding Balance will be settled by way of a loan for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) from MHI to WKHL, the principal terms of which are as follows :

(a) the Loan is for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million);

(b) the term of the Loan is 15 years from the date of the completion of the Transfer;

(c) the Loan shall be repaid by 10 equal half yearly instalments commencing from 30 June 2012;

(d) the outstanding principal amount of the Loan bears interest at the rate of 2.5% per annum and shall be payable on 31 December of each year.

Security

On 28 June 2002, the date of the Deed of Settlement, the Chargors have executed the Deeds of Charge in respect of the Property in favour of MHI as security for the Debt. The charges over the Property will be discharged upon full repayment of the Debt.

Conditions

The transactions contemplated in the Deed of Settlement are conditional upon the delivery of the following documents to MHI:

(a) (i) the approval certificate of The Ministry of Foreign Trade and Economic Co-operation of Jiangmen City for the transfer of the Sale Equity Interest to MHI; (ii) a copy of the business licence of MJA; and (iii) a copy of the record of the State Administration of Industry and Commerce of Jiangmen City ("**SAIC**") or a statement from, a lawyer on the laws of the People's Republic of China confirming the registration by SAIC of MHI as the owner of 75.5% equity interest in MJA;

(b) certified copy of the board resolution of WKHL approving and authorizing the execution and performance of the Deed of Settlement, the Loan Agreement and the Deeds of Charge;

(c) certified copy of the board resolutions of the Company approving and authorizing the execution and performance of the Deed of Settlement, the Loan Agreement and the Deeds of Charge;

(d) a certificate signed by a duly authorized officer of WKHL, the Company, Metro Global and the Chargors that the representations and warranties as set out in the Deed of Settlement remain true and accurate and that each of WKHL, the Company and the Chargors have performed their respective obligations under the Deed of Settlement;

(e) the title deeds of the Property;

(f) evidence of registration of each of the Deeds of Charge with the Hong Kong Companies Registry.

Completion

Pursuant to the Deed of Settlement, completion of the Settlement shall take place on or before 31 July 2002. In the event that any of the conditions precedent as set out in the Deed of Settlement cannot be delivered or performed and are not waived by the MHI on or before 31 July 2002, the completion date shall be extended to 30 November 2002 automatically.

BENEFIT OF THE TRANSACTIONS

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products.

Upon completion of the Transfer, the original short-term debt due to MHI on 31 December 2001 for the sum of HK$135.0 million shall be reduced to HK$63.1 million. The balance of such short-term debt shall be consolidated with an unsecured trading debt of HK$68.4 million due to MHI by the Group which, according to previous agreement with MHI, is repayable by monthly instalments up to 30 June 2009. The aggregate amount shall then be repaid by the Loan, which in turn is repayable in accordance with the terms of the Loan Agreement. The gearing of the Group will also be improved by 24.5% from 108.2% to 83.7% as a result of the Settlement, with reference to the audited balance sheet of the Group as at 31 December 2001. Furthermore, upon completion of the Settlement contemplated under the Deed of Settlement, the total current liabilities of the Group will significantly ease and the total debt and liquidity position of Group will be improved as a whole.

The Transfer will enable the Group to realize a capital gain via the sale of its investment in MJA, in an amount of approximately HK$11.4 million by reference to the value of the Group's 24.5% equity interests in MJA as stated in the audited balance sheet of the Group at 31 December 2001. The audited net asset value of MJA as at 31 December 2001 was approximately RMB257.6 million (equivalent to approximately HK$243.3 million) and the unaudited net asset value of MJA at 31 May 2002 was RMB274,451,000 (equivalent to approximately HK$259.2 million).

The audited profit of MJA before and after tax for the two years ended 31 December 2001 are as follows :

	For the year ended	
	31 December 2000	**31 December 2001**
Audited profit before tax	RMB59,512,000(equivalent to approximately HK$56.2 million)	RMB3,543,000 (equivalent to approximately HK$3.3 million)
Audited profit after tax	RMB51,581,000 (equivalent to approximately HK$48.7 million)	RMB3,543,000 (equivalent to approximately HK$3.3 million)

Taking into consideration the financial position of the Group and the financial benefits which accrue to the Group as a result of the Settlement, the Directors consider that as far as the shareholders of the Company are concerned, the terms of the Settlement and the transactions contemplated thereunder are fair and reasonable and in the best interest of the Group.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix.

Yours faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Barry John BUTTIFANT
Managing Director

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the equity and debt securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) which require notification to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which any such Director is deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which are required to be entered into the register maintained by the Company under Section 29 of the SDI Ordinance or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

(a) Interest in the Company

	Number of Shares			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Wing Sum LEE	308,318,375	–	64,007,030 *(Note 1)*	372,325,405
Mr. Richard Man Fai LEE	10,578,000	2,142,000	–	12,720,000
Mr. Sammy Chi Chung SUEN	150,000	–	–	150,000
Mr. Kam Har YUE	10,633,810	–	–	10,633,810
Mr. Jeff Man Bun LEE	1,500,000	–	4,595,425 *(Note 2)*	6,095,425

Note 1: These Shares are owned by Unit Cosmo International Limited, a company the entire issued share capital of which is owned by Mr. Wing Sum LEE.

Note 2: These Shares are owned by Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

(b) Rights to acquire Shares in the Company

Directors	Date of Option granted	No. of Shares attached to the Option	Exercisable Period	Subscription Price per Share
				HK$
Mr. Wing Sum LEE	28 July 1997	6,250,000	3 August 1997 – 30 August 2003	1.7445
	19 January 1998	1,500,000	22 February 1998 – 21 February 2004	0.7201
	21 December 1999	3,250,000	11 February 2000 – 10 February 2006	0.4582
	11 February 2000	1,500,000	21 March 2000 – 20 March 2006	1.0683
	10 August 2001	17,500,000	16 September 2001 – 15 September 2007	0.3273
Mr. Richard Man Fai LEE	28 July 1997	6,750,000*	28 August 1997 – 27 August 2003	1.7445
	19 January 1998	1,550,000*	19 February 1998 – 18 February 2004	0.7201
	10 June 1998	500,000	24 July 1998 – 23 July 2004	0.3446
	21 December 1999	3,350,000*	7 February 2000 – 7 February 2006	0.4582
	11 February 2000	1,750,000	18 March 2000 – 17 March 2006	1.0683
	28 May 2001	2,000,000	29 June 2001 – 28 June 2007	0.3273
	10 August 2001	17,500,000	16 September 2001 – 15 September 2007	0.3273
	29 August 2001	250,000*	30 September 2001 – 29 September 2007	0.3273

* *Options granted to the spouse of Mr. Richard Man Fai LEEwere included*

Directors	Date of Option granted	No. of Shares attached to the Option	Exercisable Period	Subscription Price per Share *HK$*
Mr. Sammy Chi Chung SUEN	28 July 1997	500,000	31 August 1997 – 30 August 2003	1.7445
	21 December 1999	150,000	6 February 2000 – 5 February 2006	0.4582
	11 February 2000	250,000	22 March 2000 – 21 March 2006	1.0683
	18 January 2001	130,000	6 March 2001 – 5 March 2007	0.3273
	10 August 2001	500,000	19 September 2001 – 18 September 2007	0.3273
	4 June 2002	2,000,000	4 June 2002 – 3 June 2008	0.1584
Ms. Kam Har YUE	29 August 2001	250,000	30 September 2001 – 29 September 2007	0.3273
Mr. Barry John BUTTIFANT	28 May 2001	10,000,000	30 June 2001 – 29 June 2007	0.3273
	10 August 2001	17,500,000	14 September 2001 – 13 September 2007	0.3273
Mr. Jeff Man Bun LEE	4 June 2002	1,000,000	4 June 2002 – 3 June 2008	0.1584
Mr. Raymond Cho Min LEE	4 June 2002	700,000	4 June 2002 – 3 June 2008	0.1584
Mr. Boon Seng TAN	4 June 2002	700,000	4 June 2002 – 3 June 2008	0.1584

(c) Interest in associated corporation

Directors	Associated Corporation in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
	Wo Kee Hong Professional Air Conditioning Pte. Ltd.	4,576,000 *(Note 1)*	Ordinary shares
	Jin Ling Electrical Company Limited	RMB131,750,000 *(Note 1)*	N/A
	Mitsubishi Heavy Industries Jinling Air-Conditioners Company, Ltd.	US$14,700,000 *(Note 1)*	N/A
	WK Information Network Limited	70 *(Note 1)*	Ordinary shares
	東莞先力電器有限公司 (Dongguan Bodysonic Electric Co., Ltd)	HK$2,125,000 *(Note 1)*	N/A
Ms. Kam Har YUE	Wo Kee Hong Limited	400	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares

Note 1: Mr. Wing Sum LEE is deemed to be interested in the shares or equity interest as a result of his interest in the Company. Apart from these shares or equity interest, all other shares of the associated corporations held by the Directors as stated herein are personal interests.

Save as disclosed above, none of the Directors or their associates had any interests in the equity and debt securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at the Latest Practicable Date.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) Stoneycroft and Ever Rising entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Mr. Wing Sum LEE and Ms. Kam Har YUE. Pursuant to the agreement, the Chargors appointed SPML to be the manager for a term of 2 years from 29 December 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Chargors or SPML by giving 3 months' prior notice. The total management fee paid to SPML in 2001 was approximately HK$417,000.

(b) The Chargors entered into service agreements with SPML on 22 April 2002. Pursuant to the service agreement, the Chargors appointed SPML to be the service company for a term of 1 year from 1 April 2002 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The monthly service fee payable to SPML is HK$1,500.

(c) Wo Kee Hong Electronics Sdn Bhd ("WKH Electronics"), a wholly-owned subsidiary of the Company, entered into a tenancy agreement with Classic Lane (M) Sdn, Bhd ("Classic Lane" - receivers and managers have been appointed since 19 October 2000), a company in which Mr. Wing Sum LEE has beneficial interests. Pursuant to the tenancy agreement, Classic Lane granted to WKH Electronics a tenancy in respect of 8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, at a monthly rent of Ringgit Malaysia 5,250 and monthly facility charge of Ringgit Malaysia 3,500. The tenancy agreement is for a term of 3 years commencing from 1 September 1999 to 31 August 2002. The total amount of rent plus facility charge paid to Classic Lane in respect of the tenancy agreement in 2001 was Ringgit Malaysia 105,000.

Save as disclosed above, none of the Directors is materially interested in any contract or arrangement entered into by any member of the Group subsisting at the date of the circular and which is significant in relation to the business of the Group.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 16(1) of the SDI Ordinance, and so far as is known to the Directors, the shareholders who were directly or indirectly interested in 10 per cent. or more of the issued share capital of the Company carrying rights to vote in all circumstances at general meetings of the Company together with the number of shares in which they were deemed to be interested were:

	Number of Shares				
Name	Personal Interests	Family Interests	Corporate Interests	Total Interest	Approximately Percentage of the issued share capital as at the Latest Practicable Date
Mr. Wing Sum LEE	308,318,375	–	64,007,030 *(Note)*	372,325,405	52.9%

Note: These Shares are owned by Cosmo Unit International Limited which is wholly owned by Mr. Wing Sum LEE

5. DIRECTORS' INTERESTS IN ASSETS

None of the Directors has or has had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2001, being the date to which the latest published audited consolidated financial statements of the Company were made up.

6. SERVICE CONTRACT

Mr. Barry John BUTTIFANT has entered into a director's service contract with the Company for a fixed term of 3 years commencing on 23 April 2001.

Save as disclosed herein, there is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

7. CONSENT

Deloitte Touche Tohmatsu, certified public accountant, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and reference to its name in the form and context in which its appears. Deloitte Touche Tohmatsu has no direct or indirect interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

9. MATERIAL CHANGES

Save as disclosed in the annual report to Shareholders for the year ended 31 December 2001, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, the date to which the latest published audited consolidated financial statements of the Company were made up.

10. MISCELLANEOUS

(a) The registered office of the Company is at 41 Cedar Avenue, Hamilton HM12, Bermuda and the principal place of business is at 5th Floor, Loke Yew Building, 50-52 Queen's Road Central, Hong Kong.

(b) The Principal Transfer Agent and Registrar is The Bank of Bermuda Limited at 6 Front Street, Hamilton, 5-31, Bermuda. The Hong Kong Branch Share Registrars and Transfer Office is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(c) The secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(d) The English text of this circular shall prevail over the Chinese text.

7. 同意書

執業會計師德勤•關黃陳方會計師行已發出同意書，同意刊發本通函，並按本通函所示形式及涵義載入其函件及引述其名稱，且迄今並無撤回其同意書。德勤•關黃陳方會計師行亦概無直接或間接於本集團任何成員公司擁有權益，或有權認購或提名他人認購本集團任何成員公司之證券(不論是否可合法行使)。

8. 訴訟

本集團任何成員公司概無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未了結或面臨威脅之重大訴訟或索償要求。

9. 重大變動

除截至二零零一年十二月三十一日止年度致股東年報所披露者外，據董事所知悉，本集團自二零零一年十二月三十一日(即本集團最近期刊發之經審核賬目之結算日)以來之財務或業務狀況概無有任何重大逆轉。

10. 其他事項

(a) 本公司之登記辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda。本公司於香港之主要營業地點為香港皇后大道中50-52號陸佑行5樓。

(b) 本公司之主要股份過戶代理為The Bank of Bermuda Limited，地址為6 Front Street, Hamilton, 5-31, Bermuda。本公司於香港之股份過戶登記分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

(c) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(d) 倘本通函之中英文本如有歧異，概以英文本為準。

4. 主要股東

於最後實際可行日期，根據披露權益條例第16(1)條規定本公司須予保存之名冊，及據董事所知，下列股東直接或間接持有本公司10%或以上已發行股本（附帶在任何情況下在本公司股東大會上投票之權利）連同彼等被視作擁有之股份數目：

姓名	股份數目 個人權益	家族權益	公司權益	權益總計	於最後實際可行日期佔已發行股本百份比約數
李永森先生	308,318,375	–	64,007,030 *(附註)*	372,325,405	52.9%

附註： 該等股份由Unit Cosmo International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

5. 董事於資產之權益

自二零零一年十二月三十一日（本公司最近期刊發之經審核綜合財務報告之結算日）以來，各董事在本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中概無擁有任何直接或間接重大權益。

6. 服務合約

Barry John BUTTIFANT先生已與本公司訂立固定3年期之董事服務合約，合約由二零零一年四月二十三日起開始。

除上文所披露者外，董事概無與本集團訂立不可由僱主於一年內毋須支付賠償（法定賠償除外）而終止之尚未屆滿服務合約。

3. 董事於合約之權益

(a) Stoneycroft及Ever Rising與一間由李永森先生及余金霞女士擁有之公司—森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議，押記人委任森和物業為管理人，其任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續)，負責管理、運作、保養、維修、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知而終止該協議。於二零零一年支付予森和物業之管理費合共約為417,000港元。

(b) 押記人與森和物業於二零零二年四月二十二日簽訂服務協議。根據有關服務協議，押記人委任森和物業為服務公司，其任期由二零零二年四月一日起為期一年，提供和記行大廈關於租賃行政及諮詢服務。向森和物業每月支付之服務費為1,500港元。

(c) 本公司之全資附屬公司Wo Kee Hong Electronics Sdn Bhd (「WKH Electronics」)與一間由李永森先生擁有實益權益之公司Classic Lane (M) Sdn, Bhd (「Classic Lane」— 已於二零零零年十月十九日委任破產管理人及財產接收管理人)簽訂租約。據此，Classic Lane賦予WKH Electronics一項租約權，承租8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia,月租為5,250馬幣及每月設施費3,500馬幣。上述租約由一九九九年九月一日至二零零二年八月三十一日為期三年。於二零零一年就租約而已支付Classic Lane之租金及設施費總額為105,000馬幣。

除上文所披露者外，董事概無於本集團任何公司所訂立且於通函日期仍然生效並對本集團業務有重大關係之任何合約或安排中擁有權益。

(c) 相聯法團權益

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益金額	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
	Wo Kee Hong Professional Air Conditioning Pte Ltd	4,576,000 *(附註一)*	普通股
	金羚電器有限公司	人民幣131,750,000元 *(附註一)*	不適用
	三菱重工金羚空調器有限公司	14,700,000美元 *(附註一)*	不適用
	和記資訊網絡有限公司	70 *(附註一)*	普通股
	東莞先力電器有限公司	2,125,000港元 *(附註一)*	不適用
余金霞女士	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股

附註一： 因李永森先生持有本公司權益，故被認為擁有該批股份或股本權益。除此等股份或股本權益以外，其他在此列載之董事持有之相聯法團股份均為個人權益。

除上文所披露者外，於最後實際可行日期，董事或其聯繫人士概無於本公司或其任何相聯法團（定義見披露權益條例）之股東及債務證券中擁有任何權益。

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價
				港元
孫志冲先生	一九九七年七月二十八日	500,000	一九九七年八月三十一日至二零零三年八月三十日	1.7445
	一九九九年十二月二十一日	150,000	二零零零年二月六日至二零零六年二月五日	0.4582
	二零零零年二月十一日	250,000	二零零零年三月二十二日至二零零六年三月二十一日	1.0683
	二零零一年一月十八日	130,000	二零零一年三月六日至二零零七年三月五日	0.3273
	二零零一年八月十日	500,000	二零零一年九月十九日至二零零七年九月十八日	0.3273
	二零零二年六月四日	2,000,000	二零零二年六月四日至二零零八年六月三日	0.1584
余金霞女士	二零零一年八月二十九日	250,000	二零零一年九月三十日至二零零七年九月二十九日	0.3273
Barry John BUTTIFANT先生	二零零一年五月二十八日	10,000,000	二零零一年六月三十日至二零零七年六月二十九日	0.3273
	二零零一年八月十日	17,500,000	二零零一年九月十四日至二零零七年九月十三日	0.3273
李文彬先生	二零零二年六月四日	1,000,000	二零零二年六月四日至二零零八年六月三日	0.1584
李卓民先生	二零零二年六月四日	700,000	二零零二年六月四日至二零零八年六月三日	0.1584
陳文生先生	二零零二年六月四日	700,000	二零零二年六月四日至二零零八年六月三日	0.1584

(b) 認購本公司股份之權利

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九七年七月二十八日	6,250,000	一九九七年八月三十一日至二零零三年八月三十日	1.7445
	一九九八年一月十九日	1,500,000	一九九八年二月二十二日至二零零四年二月二十一日	0.7201
	一九九九年十二月二十一日	3,250,000	二零零零年二月十一日至二零零六年二月十日	0.4582
	二零零零年二月十一日	1,500,000	二零零零年三月二十一日至二零零六年三月二十日	1.0683
	二零零一年八月十日	17,500,000	二零零一年九月十六日至二零零七年九月十五日	0.3273
李文輝先生	一九九七年七月二十八日	6,750,000*	一九九七年八月二十八日至二零零三年八月二十七日	1.7445
	一九九八年一月十九日	1,550,000*	一九九八年二月十九日至二零零四年二月十八日	0.7201
	一九九八年六月十日	500,000	一九九八年七月二十四日至二零零四年七月二十三日	0.3446
	一九九九年十二月二十一日	3,350,000*	二零零零年二月七日至二零零六年二月七日	0.4582
	二零零零年二月十一日	1,750,000	二零零零年三月十八日至二零零六年三月十七日	1.0683
	二零零一年五月二十八日	2,000,000	二零零一年六月二十九日至二零零七年六月二十八日	0.3273
	二零零一年八月十日	17,500,000	二零零一年九月十六日至二零零七年九月十五日	0.3273
	二零零一年八月二十九日	250,000*	二零零一年九月三十日至二零零七年九月二十九日	0.3273

* *已包括向李文輝先生之配偶授出之購股權。*

1. 責任聲明

本通函遵照上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並經一切合理查詢後，確認就彼等所深知及確信，本通函內並無遺漏其他事實，致使本通函中任何內容產生誤導。

2. 董事於證券之權益

於最後實際可行日期，各董事或本公司之主要行政人員於本公司或其相聯法團（定義見披露權益條例）股本或債務證券中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部被視作或計作彼等擁有之權益），或本公司依據披露權益條例第29條須列入該條例所述登記冊內之權益，或依據上市規則所載上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益如下：

(a) 本公司權益

	股份數目			
董事	個人權益	家族權益	公司權益	權益總計
李永森先生	308,318,375	－	64,007,030 *(附註一)*	372,325,405
李文輝先生	10,578,000	2,142,000	－	12,720,000
孫志冲先生	150,000	－	－	150,000
余金霞女士	10,633,810	－	－	10,633,810
李文彬先生	1,500,000	－	4,595,425 *(附註二)*	6,095,425

附註一： 此等股份由Unit Cosmo International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

附註二： 此等股份由Fisherman Enterprises Inc.持有，該公司之全部已發行股本由李文彬先生持有。

經計及本集團之財務狀況及預期本集團因清償債項所獲得之財政利益後，董事認為清償債項之條款以及其中所述之交易對本公司股東而言，屬公平合理，且符合本集團最佳利益。

其他資料

附錄載有其他資料，敬希垂注。

此　致

列位股東　台照及
列位購股權持有人　參照

承董事會命
和記行（集團）有限公司
董事總經理
Barry John BUTTIFANT

二零零二年七月十八日

完成

根據清償債項契據，清償債項須於二零零二年七月三十一日或之前完成。倘清償債項契據所載之任何先決條件未於二零零二年七月三十一日或之前達成或履行或獲三菱重工豁免，則完成日期將自動延至二零零二年十一月三十日。

交易之利益

本集團之主要業務為進口、推廣及分銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

於完成轉讓後，於二零零一年十二月三十一日欠負三菱重工原短期債項135,000,000港元，將減少至63,100,000港元。該短期債項結餘將根據之前與三菱重工達成之協議與一項本集團欠負三菱重工之無抵押貿易債項68,400,000港元（原定於於二零零九年六月三十日前分期清償）合併。該筆款項總額將由貸款清償，而貸款將根據貸款協議之條款清償。本集團之資產與負債比率將因清償債項而改善24.5%，由108.2%變成83.7%（參照本集團於二零零一年十二月三十一日經審核資產負債表）。此外，於根據清償債項契據完成清償債項後，本集團之流動負債總額將大幅減少，而本集團整體之債項總額及流動資金狀況將有所改善。

轉讓將可讓本集團透過出售其於三菱重工金羚之投資而變現資本收益約11,400,000港元（參照本集團於二零零一年十二月三十一日經審核資產負債表所載本集團於三菱重工金羚之24.5%股權價值）。三菱重工金羚於二零零一年十二月三十一日之經審核資產淨值約為人民幣257,600,000元（相當於約243,300,000港元），而三菱重工金羚於二零零二年五月三十一日之未經審核資產淨值為人民幣274,451,000元（相當於約259,200,000港元）。

三菱重工金羚於截至二零零一年十二月三十一日止兩個年度之除税前後之經審核溢利如下：

	截至十二月三十一日止年度	
	二零零零年	二零零一年
除税前經審核溢利	人民幣59,512,000元 （相等於約56,200,000港元）	人民幣3,543,000元 （相等於約3,300,000港元）
除税後經審核溢利	人民幣51,581,000元 （相等於約48,700,000港元）	人民幣3,543,000元 （相等於約3,300,000港元）

抵押

於二零零二年六月二十八日(即清償債項契據之日)，押記人已向三菱重工簽立有關物業之押記契據，作為債項之抵押品。有關物業之抵押，將於悉數償還債項後解除。

條件

清償債項契據所述之交易，須待向三菱重工交付下列文件後方可作實：

(a) (i) 江門市對外經濟貿易委員會就轉讓待售股權予三菱重工而發出之批准證書；(ii)三菱重工金羚之營業執照副本；及(iii)江門市工商行政管理局之記錄副本或中華人民共和國法律認可之律師發出之聲明，確認江門市工商行政管理局將三菱重工登記為擁有三菱重工金羚75.5%股權之擁有人；

(b) 和記電業董事會決議案認證副本，當中批准及授權簽立及履行清償債項契據、貸款協議及押記契據；

(c) 本公司董事會決議案認證副本，當中批准及授權簽立及履行清償債項契據、貸款協議及押記契據；

(d) 和記電業、本公司、Metro Global及押記人正式授權代表簽署之證書，列明清償債項契據所載之陳述及保證仍屬真確，而和記電業、本公司及押記人各已履行本身根據清償債項契據之責任；

(e) 物業之業權契據；

(f) 各項押記契據在香港公司註冊處之註冊證明。

以下為完成轉讓前後三菱重工金羚之股權結構：

三菱重工金羚於完成轉讓前之股權結構：


Metro Global
江門洗衣機廠
50%
50%
金羚電器
三菱重工
49%
51%
三菱重工金羚

三菱重工金羚於完成轉讓後之股權結構：


江門洗衣機廠
三菱重工
24.5%
75.5%
三菱重工金羚

貸款

於完成轉讓後，和記電業將仍欠負三菱重工17,039,689.38美元(相等於約133,000,000港元)。未償還結餘將透過三菱重工向和記電業提供17,039,689.38美元(相等於約133,000,000港元)之貸款而清付，有關之主要條款如下：

(a) 貸款本金額為17,039,689.38美元(相等於約133,000,000港元)；

(b) 貸款年期為15年，由完成轉讓起計；

(c) 貸款將由二零一二年六月三十日起，分十期每半年清償一次；

(d) 貸款內未清償之本金額按年息率2.5%計算利息，並須於每年十二月三十一日清償。

清償債項條款： 和記電業就三菱重工向和記電業提供之貨品而欠負三菱重工之債項26,247,346.27美元（相等於204,829,040.82港元）（連同計至二零零二年六月三十日（包括該日）止之利息）將以下列形式清償：

(1) Metro Global向三菱重工轉讓待售股權；及

(2) 以貸款方式清償未償還結餘。

轉讓待售股權

根據清償債項契據，Metro Global將以代價9,207,656.89美元（相等於約71,900,000港元）轉讓於三菱重工金羚之24.5%股權，以清償部份債項。代價經訂約方公平磋商釐定，並已參考本公司與三菱重工協定委任之獨立估值師德勤•關黃陳方會計師行對三菱重工金羚之49%權益於二零零一年六月三十日之估值。代價將抵銷債項，以清償部份債項。

三菱重工金羚為一間在中國成立之中外合資企業，主要從事製造冷氣機。三菱重工金羚目前直接由三菱重工擁有51%及金羚電器擁有49%權益。金羚電器為於中國成立之一間中外合資經營企業，目前由Metro Global及江門洗衣機廠各擁有50%權益。因此，本公司（透過Metro Global）及江門洗衣機廠各間接擁有三菱重工金羚24.5%股權。江門洗衣機廠為獨立第三者，與本公司及其附屬公司之董事、主要行政人員或主要股東以及彼等各自之聯繫人士概無關連。於完成轉讓待售股權後，三菱重工將直接持有三菱重工金羚75.5%股權，而江門洗衣機廠則直接持有餘下24.5%股權。本集團將不會於三菱重工金羚擁有任何權益。

- Metro Global向三菱重工以代價9,207,656.89美元(相等於約71,900,000港元)轉讓於三菱重工金羚之24.5%權益;及

- 以三菱重工向和記電業貸款17,039,689.38美元(相等於約133,000,000港元)償還未償還結餘,貸款為期15年,利息按本金額以年息2.5%計算,並分十期每半年還款一次,由二零一二年六月三十日開始還款。

轉讓構成本公司根據上市規則之一項須予披露交易。

本通函旨在向股東提供有關清償債項(包括轉讓)之其他資料。

清償債項

清償債項契據

日期 : 二零零二年六月二十八日

訂約方 : (1) 三菱重工,一間在日本註冊成立之公司,主要從事製造電子產品業務,以供家居及工業用途。三菱重工為獨立第三者,與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士概無關連;

(2) 和記電業,本公司一間全資附屬公司,欠負三菱重工債項;

(3) Stoneycroft及Ever Rising,兩者均為本公司之全資附屬公司,均為押記人;

(4) Metro Global,本公司之全資附屬公司,為待售股權之賣方;及

(5) 本公司。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

（於百慕達註冊成立之有限公司）

執行董事：
李永森 *（主席）*
李文輝
（副主席兼行政總裁）
Barry John BUTTIFANT *（董事總經理）*
孫志冲
李文彬

非執行董事：
余金霞

獨立非執行董事：
陳文生
李卓民

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點：
香港
皇后大道中50-52號
陸佑行5樓

敬啟者：

須予披露交易

清償欠負三菱重工業株式會社債項
包括出售於三菱重工金羚空調器有限公司之權益

緒言

繼本公司分別於二零零一年十一月三十日、二零零二年三月二十七日及二零零二年五月三十一日刊發之公佈後，本公司藉日期為二零零二年七月二日之公佈，於二零零二年七月三日公佈，本公司及三菱重工於二零零二年六月二十八日，就以下列方式清償和記電業欠負三菱重工之債項而訂立清償債項契據：

* *僅供識別*

「清償債項」	指	和記電業根據清償債項契據之條款清償欠負三菱重工之債項；
「股份」	指	本公司股本中每股面值0.01港元之股份；
「股東」	指	股份登記持有人；
「Stoneycroft」	指	Stoneycroft Estates Limited，一間於香港註冊成立之有限公司，為本公司之全資附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「轉讓」	指	Metro Global根據清償債項契據之條款向三菱重工轉讓待售股權以清償部份債項；
「和記電業」	指	和記電業有限公司，一間於香港註冊成立之有限公司，並為本公司之全資附屬公司；及
「美元」	指	美國法定貨幣美元。

本通函採納下列匯率：
1美元等於7.8038港元
人民幣1元等於0.9443港元

「三菱重工」	指	三菱重工業株式會社，於日本註冊成立之有限公司；
「三菱重工金羚」	指	三菱重工金羚空調器有限公司，一間於中國成立之中外合營公司，本公司目前間接擁有其24.5%權益，而於轉讓完成後，三菱重工及江門洗衣機廠將分別持有75.5%和24.5%權益，及本公司將不會持有任何權益；
「Metro Global」	指	和記電業(環球)有限公司，一間於香港註冊成立之有限公司，為本公司之全資附屬公司；
「購股權」	指	根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃而授出以認購股份之購股權；
「未償還結餘」	指	於完成轉讓時，和記電業欠負三菱重工之款項17,039,689.38美元(相等於約133,000,000港元)；
「中國」	指	中華人民共和國；
「物業」	指	位於香港新界葵涌青山公路585-609號和記行大廈停車位以及2樓A座及2樓B座；
「人民幣」	指	中國法定貨幣人民幣；
「披露權益條例」	指	香港法例第396章證券(披露權益)條例；
「待售股權」	指	根據轉讓，Metro Global向三菱重工轉讓三菱重工金羚24.5%之權益；

「Ever Rising」	指	Ever Rising Investments Limited，一間於香港註冊成立之有限公司，並為本公司之全資附屬公司；
「本集團」	指	本公司連同其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「金羚電器」	指	金羚電器有限公司，一間在中國成立之中外合營企業，於本通函日期，Metro Global及江門洗衣機廠分別擁有50%權益；
「江門洗衣機廠」	指	江門市洗衣機廠，金羚電器之中國合營方，為與本公司及其附屬公司之董事、主要行政人員及主要股東以及彼等各自之聯繫人士概無關連之獨立第三者；
「最後實際可行日期」	指	二零零二年七月十七日，即本通函付印前確定其中所述若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「貸款」	指	根據貸款協議而按清償契據之條款而將由三菱重工借予和記電業本金為17,039,689.38美元（相等於約133,000,000港元）之貸款；
「貸款協議」	指	就有關貸款而於二零零二年六月二十八日由三菱重工（作為貸款人）、和記電業（作為借款人）及本公司（作為擔保人）而訂立之協議；

於本通函內，除文義另有所指外，下列詞語具下列涵義：

「聯繫人士」	指	上市規則所賦予之涵義；
「董事會」	指	本公司董事會
「押記人」	指	Stoneycroft及Ever Rising；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市；
「債項」	指	和記電業就三菱重工向和記電業提供之貨品而欠負三菱重工26,247,346.27美元(相等於約204,829,040.82港元)(包括截至二零零二年六月三十日(包括該日)止之應計利息)；
「押記契據」	指	(i)Stoneycroft(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就位於香港新界葵涌青山公路585-609號和記行大廈2樓A座及停車位而訂立之押記契據；及(ii)Ever Rising(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就位於香港新界葵涌青山公路585-609號和記行大廈2樓B座而訂立之押記契據；
「清償債項契據」	指	三菱重工、和記電業、Stoneycroft、Ever Rising、Metro Global及本公司於二零零二年六月二十八日就清償債項而訂立之清償債項契據；
「董事」	指	本公司董事，包括獨立非執行董事；

目 錄

此乃要件　請即處理

閣下如對本通函**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下之所有和記行(集團)有限公司股份，應立即將本通函交予買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

須予披露交易

清償欠負三菱重工業株式會社債項
包括出售於三菱重工金羚空調器有限公司之權益

* *僅供識別*

二零零二年七月十八日

Companies Registry
公司註冊處

02 JUL 23 AM10:29

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Year of Annual Return** 周年申報表年度

2002

(Note 註 2) 3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2001	To 至	31	12	2001

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 :

(Name 姓名) : (Phyllis Sum Yu NG) Date 日期 : 28 June 2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

Your Receipt
Companies Registry
H.K.

02/07/2002 EE402936
CR No. : F-005056-
Sh. Form : ACF
13 $20.00

TOTAL(CHQ) $20.00

Your Receipt
Companies Registry
H.K.

02/07/2002 EE402935
CR No. : F-005056-
Sh. Form : ARF1
13 $140.00

TOTAL(CHQ) $140.00

Specification No. 1/98
指明編號第 1/98 號

CR

Companies Registry
公司註冊處

Form 表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Country of Incorporation** 成立為法團所在國家

Bermuda

(Note 註 2) 3 **Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

New Bye-Laws 140(A)

(Note 註 3) 4 **Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

A special resolution passed at the Special General Meeting dated 15 March 2002 duly signed by the Chairman of the Meeting.

5 **Effective Date of Change** 生效日期

DD 日	MM 月	YYYY 年
15	3	2002

Signed 簽名 : [signature]

(Name 姓名) : (Phyllis Sum Yu NG) Date 日期 : 20 March 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply* *請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

22/03/2002 GG357395
CR No. : F-005056-
Sh. Form : F4
13 $20.00
TOTAL(CSH) $20.00

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

Certified True Copy

Director/Secretary

SPECIAL RESOLUTION
OF
WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Passed on 15 March 2002

At a special general meeting of the Company duly convened and held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at 9:00 a.m., the following resolution was duly passed as Special Resolution:-

SPECIAL RESOLUTION

"**THAT**, the Bye-laws of the Company be and are hereby altered by deleting and replacing Bye-law 140(A) with the following new Bye-law 140(A):

> "The Company in general meeting may, upon recommendation of the Board, resolve to capitalise any part of the Company's reserves (including any contributed surplus account and also including any share premium account or other undistributable reserve, but subject to the provisions of the law with regard to unrealised profits) or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be subdivided amongst such members in such proportions as approved by the Board, whether in pro rata to all members or otherwise, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in such proportion as approved the Board as aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Bye-Law, any amount outstanding to the credit of share premium account may only be applied in the paying up of unissued shares to be issued to members as fully paid up shares.""

Dated the 15th day of March 2002

Richard Man Fai LEE
Chairman of the Meeting

C:\WINDOWS\TEMP\a9vi0x3i.doc

CR

Companies Registry
公司註冊處

02 JUL 23

Form 表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Country of Incorporation 成立為法團所在國家

Bermuda

(Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

Bye-Law 1, 162A, 162(B), 167, 169

(Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

A special resolution passed at the Special General Meeting dated 30 May 2002 duly signed by the Chairman of the Meeting.

5 Effective Date of Change 生效日期

DD 日	MM 月	YYYY 年
30	5	2002

Signed 簽名 : [signature]

(Name 姓名) : (Phyllis Sum Yu NG) Date 日期 : 10 June 2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

10/06/2002	I1448525
CR No. :	F-005056-
Sh. Form :	F4
13	$20.00
TOTAL(CSH)	$20.00

Certified True Copy

Director/Secretary

Special Resolution
of
Wo Kee Hong (Holdings) Limited
(Incorporated in Bermuda with limited liability)

Passed on 30 May 2002

At a special general meeting of the Company duly convened and held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002 at 12:25 p.m.

SPECIAL RESOLUTION

(i) "THAT the following definitions be added to the Bye-Law 1 of the Company:

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time).

"Summary Financial Reports" shall mean the summary financial report which is derived from and summaries the complete annual Directors' report and the Auditors' report and as defined in the Companies Ordinance, Chapter 32 of Laws of Hong Kong.

(ii) THAT Bye-Law 162(B) of the Company be deleted and replaced with the following Bye-Law:

(B) (i) Every balance sheet of the Company shall be signed on behalf of the Board by two Directors and subject to paragraph (ii), a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors' report and a copy of the Auditors' report or a Summary Financial Report in place of the Directors' report and the Auditors' report (provided that prior consent has been obtained from the member and to the extent as permissible under the Companies Act and other applicable laws, rules, regulations and the Listing Rules), shall not less than twenty-one days before the date of the meeting be sent using electronic means (provided that prior consent has been obtained from the member) or by post in a prepaid letter, envelope or wrapper or by delivery or by leaving it at such registered address as appearing in the register or served personally or

otherwise made available by the Company using electronic means to every member of, and every holder of debentures of, the Company and every person registered under Bye-Law 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Bye-Law shall not require a copy of those documents to be sent, served or otherwise made available to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member or holder of debentures to whom a copy of those documents has not been sent, served or otherwise made available to shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

(ii) Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, where a member (a "**Consenting Member**") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the balance sheet, the profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report on the Company's computer network as discharging the Company's obligation under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, to send a copy of the relevant balance sheet, profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report, then publication by the Company, in accordance with legislation, on the Company's computer network of the relevant balance sheet, profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report at least twenty-one days before the date of the general meeting shall, in relation to each Consenting Member, be deemed to discharge the Company's obligations under paragraph (i).

(iii) THAT by adding the following as Bye-Law 162A after Bye-Law 162:

Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, any notice or document, including the Directors' report, the Auditors' report and the Summary Financial Report, may be given to a member either in the English language or the Chinese language.

(iv) THAT Bye-Law 167 of the Company be deleted and replaced with the following Bye-Law:

Subject to the Companies Act, applicable laws, rules and regulations and the Listing Rules, any notice or document to be given or issued under these Bye-Laws shall be in writing, and may be served by the Company on any member either personally or by sending it through electronic means at his electronic address or by publishing it in accordance with the Companies Act, any applicable laws, rules, regulations and the Listing Rules, on the Company's computer network, by post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in the Newspapers. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(v) THAT Bye-Law 169 of the Company be deleted and replaced with the following Bye-Law:

(A) Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within the Relevant Territory and in proving such service it shall be sufficient to prove that the envelope or wrapper containing notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof.

(B) Any notice or document sent by electronic means shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent; and in proving such service or delivery it shall be sufficient to prove that any notice or document published on the Company's computer network on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network shall be conclusive evidence thereof."

Dated the 30th day of May 2002

Richard Man Fai LEE
Chairman of the Meeting

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/003/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

02 JUL 23 AM 10:25

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	11,680,000*	12,180,000*	X		8/5/2002	HK$0.115

* Ordinary Shares held by my spouse were included

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Date : 10 | 5 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,380,000	13/5/96	13/6/1996 to 12/6/2002	HK$3.0963	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,750,000*	28/7/97	28/8/1997 to 27/8/2003	HK$1.7445	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,550,000*	19/1/98	19/2/1998 to 18/2/2004	HK$0.7201	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000	10/6/98	24/7/1998 to 23/7/2004	HK$0.3446	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,350,000*	12/21/99	7/2/2000 to 7/2/2006	HK$0.4582	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,750,000	11/02/00	18/3/2000 to 17/3/2006	HK$1.0683	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,000,000	28/5/01	29/6/2001 to 28/6/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000*	29/8/01	30/9/2001 to 29/9/2007	HK$0.3273	HK$1.00	N/A

* Share options granted to my spouse were included

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/004/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	12,180,000*	12,720,000*	X		27/5/2002	HK$0.183 (460,000 shares) HK$0.182 (80,000 shares)

* Ordinary Shares held by my spouse were included

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 30 5 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,380,000	13/5/96	13/6/1996 to 12/6/2002	HK$3.0963	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,750,000*	28/7/97	28/8/1997 to 27/8/2003	HK$1.7445	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,550,000*	19/1/98	19/2/1998 to 18/2/2004	HK$0.7201	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000	10/6/98	24/7/1998 to 23/7/2004	HK$0.3446	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,350,000*	12/21/99	7/2/2000 to 7/2/2006	HK$0.4582	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,750,000	11/02/00	18/3/2000 to 17/3/2006	HK$1.0683	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,000,000	28/5/01	29/6/2001 to 28/6/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000*	29/8/01	30/9/2001 to 29/9/2007	HK$0.3273	HK$1.00	N/A

* Share options granted to my spouse were included

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/005/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	12,720,000*	12,720,000*				

* Ordinary Shares held by my spouse were included

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Date : 13 | 6 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,380,000	13/5/96	13/6/1996 to 12/6/2002#	HK$3.0963	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,750,000*	28/7/97	28/8/1997 to 27/8/2003	HK$1.7445	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,550,000*	19/1/98	19/2/1998 to 18/2/2004	HK$0.7201	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000	10/6/98	24/7/1998 to 23/7/2004	HK$0.3446	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,350,000*	12/21/99	7/2/2000 to 7/2/2006	HK$0.4582	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,750,000	11/02/00	18/3/2000 to 17/3/2006	HK$1.0683	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,000,000	28/5/01	29/6/2001 to 28/6/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000*	29/8/01	30/9/2001 to 29/9/2007	HK$0.3273	HK$1.00	N/A

* Share options granted to my spouse were included

The rights to exercise the Employee Share Options was lapsed on 12 June 2002.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/004/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/~~Passport~~ No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	6,095,425	6,095,425				

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Note : 3,000,000 units of options granted on 13 May 1996 were lapsed on 13 June 2002

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date 17 | 6 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/003/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

02 JUL 22 10:29

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 16 MONTH 6 YEAR 2002 *

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] **Lapse of the rights to exercise the Employee Share Options at the exercise price of HK$3.0963 granted on 13 May 1996** 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Unit Cosmo International Limited	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	64,007,030

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
LEE Wing Sum	A001574(4)	Villa Monte Rosa, 17/F., Flat A1, 41A Stubbs Road, Hong Kong	308,318,375
Unit Cosmo International Limited	N/A	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, HK	64,007,030

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 2						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date : 21 6 2002

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	372,325,405	372,325,405				
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,576,000	*4,576,000				
Jin Ling Electrical Company Ltd 金羚電器有限公司	N/A	*RMB131,750,000 (50% interest)	*RMB131,750,000 (50% interest)				
Mitsubishi Heavy Industries-Jinling Air-Conditioners Co, Ltd 三菱重工金鈴空調器有限公司	N/A	*US$14,700,000 (49% interest)	*US$14,700,000 (49% interest)				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
WK Information Network Limited	Ordinary Shares	*70	*70				
東莞先力電器有限公司	N/A	*HK$2,125,000 (85% interest)	*HK$2,125,000 (85% interest)				

* I am deemed to have interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,250,000	28/7/97	31/8/1997 to 30/8/2003	HK$1.7445	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,500,000	19/1/98	22/2/1998 to 21/2/2004	HK$0.7201	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,250,000	21/12/99	11/2/2000 to 10/2/2006	HK$0.4582	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,500,000	11/2/00	21/3/2000 to 20/3/2006	HK$1.0683	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	17,500,000	10/8/01	16/9/2001 to 15/9/2007	HK$0.3273	HK$1.00	N/A

Note : 1,380,000 units of options granted on 13 May 1996 were lapsed on 16 June 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:SS/003/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) SUEN, Sammy Chi Chung HKID/~~Passport~~ No. A607457(2) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	150,000	150,000				

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date : 4 | 7 | 2002

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE T0 BE PAID FOR FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000	28/7/97	31/8/1997 to 30/8/2003	HK$1.7445	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	150,000	21/12/99	6/2/2000 to 5/2/2006	HK$0.4582	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	250,000	11/02/00	22/3/2000 to 21/3/2006	HK$1.0683	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	130,000	18/01/01	06/3/2001 to 05/3/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	500,000	10/08/01	19/9/2001 to 18/9/2007	HK$0.3273	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,000,000	4/06/02	4/6/2002 to 3/6/2008	HK$0.1584	HK$1.00	N/A



DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/005/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/~~Passport~~ No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	6,095,425	6,095,425				

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	1,000,000	4/6/2002	4/6/2002 to 3/6/2008	HK$0.1584	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Note : 3,000,000 units of options granted on 13 May 1996 were lapsed on 13 June 2002

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ______ Date: 04 | 07 | 02

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref.No.:CML/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

02 JUL 22 10:20

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Raymond Cho Min LEE HKID/~~Passport~~ No. P835935(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	700,000	4/6/2002	4/6/2002 to 3/6/2008	HK$0.1584	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Raymond C. Lee Date: 8 | 7 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref.No.:BST/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Boon Seng TAN HKID/~~Passport~~ No. K605919(8) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	700,000	4/6/2002	4/6/2002 to 3/6/2008	HK$0.1584	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date : 8 | 7 | 2002

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of a Meeting of the Directors of the Company by means of a telephone conference pursuant to Bye-Law No. 120 of Memorandum of Association and New Bye-Laws of the Company on 4 June 2002

Present : Mr. Wing Sum LEE

Mr. Richard Man Fai LEE

Mr. Barry John BUTTIFANT

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Raymond Cho Min LEE (Independent Non-executive Director)

Mr. Boon Seng TAN (Independent Non-executive Director)

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Declaration of Interests**

The Directors present declared for themselves and on behalf of Directors whom they represented (together being all Directors of the Company) their interests in matters before the meeting in the manner required by the Bye-Laws of the Company.

The Directors declared that they are eligible participants under the 2002 Share Option Scheme and are eligible to be granted Share Options (as defined below) under the 2002 Share Option Scheme, and are accordingly interested in the matters before the meeting.

4. **Grant of Share Options under 2002 Share Option Scheme**

(a) It was resolved that share options under the 2002 Share Option Scheme ("Share Options") to subscribe for a total of 27,150,000 shares of HK$0.01 each in the capital of the Company at a subscription price of HK$0.1584 per share (being the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of this grant) be granted to the directors and employees of Wo Kee Hong Group whose names appear in the list (a copy of which marked "A" was attached hereto and hereinafter referred to as the "List") and in such manner as specified in the List.

.../2

(b) It was noted that amongst the 27,150,000 Share Options granted pursuant to Resolution 4(a) above, 3,000,000 and 1,400,000 Share Options were granted to the Executive and Independent Non-executive Directors of the Company respectively.

(c) It was resolved that the grant of Share Options to the Executive Directors be and are hereby approved by the Independent Non-executive Directors pursuant to the rule 4.06 of the 2002 Share Option Scheme.

(d) It was further resolved that Mr. Richard Man Fai LEE be authorized to sign and issue on behalf of the Company the relevant letters in respect of the grant of share options to the grantees and to sign any other documents in relation thereto.

5. **Termination**

There being no further business, the Meeting was concluded.

Chairman

Appendix A

2002 Share Option Scheme (granted on 4 June 2002)

Name of Grantee	No. of Options to be granted
Executive Directors	
SUEN Chi Chung Sammy	2,000,000
LEE Man Bun	1,000,000
Independent Non-executive Directors	
LEE Cho Min Raymond	700,000
TAN Boon Seng	700,000
Employees	
HO Kwok Wai	750,000
CHAN Chun Wing	2,000,000
TANG Wai Ying Ruby	1,000,000
NG Sum Yu Phyllis	1,500,000
HO Siew Nyuk	500,000
POON Lai Hing	500,000
YAU Yu Cheung Tony	1,250,000
LAM Kun Kuan	750,000
WOO Ka Chiu	750,000
YAU Tung Lim	1,250,000
ADAMCZYK Herbert	2,000,000
YIP Wai Leung Alex	1,000,000
IP Tin Kit Willen	1,000,000
BAKER Nigel Fergus	750,000
CHEUNG Wing Hung	750,000
CHEUNG Kwok Chuen	1,250,000
NG Chi Kwan	500,000
LEUNG Hung Wai	750,000
CHIA Kwang Liang	750,000
LIM Sau Hoo	500,000
YEO Eng Keng	500,000
YIONG Chi Ching	750,000
YU Hok Kwan	500,000
MAK Kin Keung	500,000
CHAN Chi Fun	500,000
WAI Sek Yuen Stanley	500,000
Total:	27,150,000

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of a Meeting of the Directors of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories on 29 June 2002

Present : Mr. Richard Man Fai LEE

Mr. Barry John BUTTIFANT

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Lapse of Share Options**

It was noted that Pursuant to the Clause 7(b) of the 1991 and 2001 Share Option Schemes adopted by the Company on 22 June 1991 and 28 June 2001 respectively (the "Schemes"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employees listed on the Attachment had ceased to be the employees of the Company or its relevant Subsidiaries as at 31 March 2002.

It was resolved that the Options granted to the employees listed on the Attachment be lapsed pursuant to Clause 7(b) of the Schemes.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Attachment

Share Options should be lapsed due to termination of employment of Grantees on or before 31 March 2002

Name of the employees	Date of resignation	No. of options lapsed	
		1991 Share Option Scheme	2001 Share Option Scheme
CHAN Kwok Chi	18-Mar-2002	700,000	100,000
CHAU Hok Pun	31-Jan-2002	3,000	0
CHEE Theng Hong	31-Mar-2002	30,000	0
CHENG Sing Chi	31-Dec-2001	15,000	0
CHEUNG Sau Tai	31-Dec-2001	2,500	0
CHI Kwok Chung	30-Mar-2002	50,000	0
HUI Ho Shun	31-Dec-2001	4,000	0
LIU SHAH Bong Ming	1-Dec-2000	750,000	0
SO Cheuk Tsun	31-Jan-2002	5,000	0
SUEN Kam Shang	31-Jan-2002	16,000	0
Total no. of share options lapsed (after adjusted for Rights Issue)		1,575,500	100,000

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of the Special General Meeting of the Company held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 30 May 2002 at 12:25 p.m.

Present: As per attached attendance sheets

1. Chairman

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. Quorum

The necessary quorum for the Meeting was present.

3. Adoption of New Share Option Scheme, General Mandates to the Directors and Amendments to the Bye-Laws of the Company

ORDINARY RESOLUTIONS

1. It was proposed by Mr. Kai Hoi LOWE, seconded by Mr. Yim Fai FUNG and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

   "**THAT** conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the listing of, and permission to deal in, the shares of HK$0.01 each in the capital of the Company ("**Shares**") which may fall to be issued pursuant to the share option scheme, (a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) ("New Share Option Scheme") the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and coming into effect, the existing share option scheme of the Company which was adopted by the Company on 28 June 2001 be terminated therefrom and the directors of the Company ("**Directors**") be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of

options thereunder or approving the allotment and issue of Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s)."

2. It was proposed by Ms. Yee Mai CHAN, seconded by Ms. Wai Ying TANG and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT: -

(i) subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) above shall be in addition to any other authorization given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors during the Relevant Period pursuant to paragraph (i) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or the exercise of subscription rights attaching to any warrants issued by the Company, shall not exceed the aggregate of 20% of the aggregate nominal amount of shares in the capital of the Company in issue as at the date of passing this Resolution;

(iv) for the purpose f this Resolution: -

(a) "**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of: -

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(b) "**Rights Issue**" means an offer of shares in the capital of the Company open for a period fixed by the Directors to holders of shares in the capital of the Company whose names appear on the Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

3. It was proposed by Ms. Wai Ha YEUNG, seconded by Ms. Mei Shan WU and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT: -

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on the Stock Exchange or on any other stock exchange on which the shares may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the Share which may be repurchased pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution, and the said approval shall be limited accordingly;

(iii) subject to the passing of each of the paragraphs (i) and (ii) of this Resolution, any prior approvals of the kind referred to in paragraphs (i) and (ii) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(iv) for the purpose of this Resolution: -

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of: -

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

4. It was proposed by Ms. Lai Hing POON, seconded by Ms. Yuen Yi MAN and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT conditional upon the passing of the Ordinary Resolutions numbered 2 and 3 as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional shares of the Company pursuant to the Ordinary Resolution numbered 2 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 3 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution."

SPECIAL RESOLUTION

5. It was proposed by Ms. Yee Mai CHAN, seconded by Mr. Kai Hoi LOWE and resolved that the following resolution was duly passed as special resolution of the Company:-

(i) "THAT the following definitions be added to the Bye-Law 1 of the Company:

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time).

"Summary Financial Reports" shall mean the summary financial report which is derived from and summaries the complete annual Directors' report and the Auditors' report and as defined in the Companies Ordinance, Chapter 32 of Laws of Hong Kong.

(ii) THAT Bye-Law 162(B) of the Company be deleted and replaced with the following Bye-Law:

(B) (i) Every balance sheet of the Company shall be signed on behalf of the Board by two Directors and subject to paragraph (ii), a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors' report and a copy of the Auditors' report or a Summary Financial Report in place of the Directors' report and the Auditors' report (provided that prior consent has been obtained from the member and to the extent as permissible under the Companies Act and other applicable laws, rules, regulations and the Listing Rules), shall not less than twenty-one days before the date of the meeting be sent using electronic means (provided that prior consent has been obtained from the member) or by post in a prepaid letter, envelope or wrapper or by delivery or by leaving it at such registered address as appearing in the register or served personally or otherwise made available by the Company using electronic means to every member of, and every holder of debentures of, the Company and every person registered under Bye-Law 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Bye-Law shall not require a copy of those documents to be sent, served or otherwise made available to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member or holder of debentures to whom a copy of those documents has not been sent, served or otherwise made available to shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

(ii) Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, where a member (a "**Consenting Member**") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the balance sheet, the profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report on the Company's computer network as discharging the Company's obligation under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, to send a copy of the relevant balance sheet, profit and loss account, the Directors'

report and the Auditors' report and/or the Summary Financial Report, then publication by the Company, in accordance with legislation, on the Company's computer network of the relevant balance sheet, profit and loss account, the Directors' report and the Auditors' report and/or the Summary Financial Report at least twenty-one days before the date of the general meeting shall, in relation to each Consenting Member, be deemed to discharge the Company's obligations under paragraph (i).

(iii) THAT by adding the following as Bye-Law 162A after Bye-Law 162:

Subject to the Companies Act, applicable laws, rules, regulations and the Listing Rules, any notice or document, including the Directors' report, the Auditors' report and the Summary Financial Report, may be given to a member either in the English language or the Chinese language.

(iv) THAT Bye-Law 167 of the Company be deleted and replaced with the following Bye-Law:

Subject to the Companies Act, applicable laws, rules and regulations and the Listing Rules, any notice or document to be given or issued under these Bye-Laws shall be in writing, and may be served by the Company on any member either personally or by sending it through electronic means at his electronic address or by publishing it in accordance with the Companies Act, any applicable laws, rules, regulations and the Listing Rules, on the Company's computer network, by post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in the Newspapers. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(v) THAT Bye-Law 169 of the Company be deleted and replaced with the following Bye-Law:

(A) Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within the Relevant Territory and in proving such service it shall be sufficient to prove that the envelope or wrapper containing notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof.

(B) Any notice or document sent by electronic means shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent; and in proving such service or delivery it shall be sufficient to prove that any notice or document published on the Company's computer network on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network shall be conclusive evidence thereof."

4. Termination

There being no further business, the Chairman declared the Meeting closed.

Chairman of the Meeting

DIRECTORS' ATTENDANCE SHEET
出席董事簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 30 May 2002

TIME
時間 : 12:25 p.m.

NAME OF DIRECTOR 董事姓名	SIGNATURE 簽名
Wing Sum LEE	Absent
Richard Man Fai LEE	
Barry John BUTTIFANT	
Sammy Chi Chung SUEN	
Jeff Man Bun LEE	
Raymond Cho Min LEE	Absent
Boon Seng TAN	Absent
Kam Har YUE	Absent

SHAREHOLDERS' ATTENDANCE SHEET
出席股東簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 30 May 2002

TIME
時間 : 12:25 p.m.

NAME OF SHAREHOLDER 股東姓名	NAME OF (A) PROXY/ (B) CORPORATE REPRESENTATIVE 代表人或公司代表姓名	SIGNATURE 簽名
Unit Cosmo International Ltd.	(B) Phyllis NG	[signature]
Fisherman Enterprises Inc.	(B) Philip CHAN	[signature]
Wai Ying TANG		[signature]
Lai Hing POON		[signature]
Wai Ha YEUNG		[signature]
Stanley Sek Yuen WAI		[signature]
Mei Shan WU		[signature]
Yee Mai CHAN		[signature]
Yuen Yi MAN		[signature]

SHAREHOLDERS' ATTENDANCE SHEET
出席股東簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 30 May 2002

TIME
時間 : 12:25 p.m.

NAME OF SHAREHOLDER 股東姓名	NAME OF (A) PROXY/ (B) CORPORATE REPRESENTATIVE 代表人或公司代表姓名	SIGNATURE 簽名
Kai Hoi LOWE		[signature]
LEUNG Yung		梁容
LI Hung Kay		[signature]
HKSCC - CCASS	Fung Yim Fai (B)	[signature]
LAW SHING CHAN		[signature]
CHAN CHIU MING		[signature]

ATTENDANCE SHEET FOR PRESS REPRESENTATIVES/GUESTS/OTHERS
記者及來賓簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 30 May 2002

TIME
時間 : 12:25 p.m.

NAME OF PRESS REPRESENTATIVES/ GUESTS/OTHERS 記者及來賓姓名	NAME OF REPRESENTATIVE 代表人姓名	SIGNATURE 簽名
Louisa FONG		[signature]
Dickson CHAN		[signature]
Alice CHOI		[signature]
Connie NG		[signature]
Deloitte Touche Tohmatsu	Alex Tong	[signature]
Deloitte Touche Tohmatsu	Mei Hing CHIU	[signature]
Herbert ADAMCZYK		[signature]
William LAM		[signature]

ATTENDANCE SHEET FOR
PRESS REPRESENTATIVES/GUESTS/OTHERS
記者及來賓簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Shatin Room, 6th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 30 May 2002

TIME
時間 : 12:25 p.m.

NAME OF PRESS REPRESENTATIVES/ GUESTS/OTHERS 記者及來賓姓名	NAME OF REPRESENTATIVE 代表人姓名	SIGNATURE 簽名
Sammo Li		
Eddie Leung		
Steven Tam		
Louis Kwong		
Paul Chung		